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<FILENAME>eee_sc13g.txt

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                           	Evergreen Energy Inc.
                                (Name of Issuer)

                      	 Common Stock, par value 0.001 per share
                          (Title of Class of Securities)

						30024B203
                                 (CUSIP Number)

                                November 22, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 30024B203                  13G                   Page 2 of 10 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Master Fund Ltd.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into 43,478 shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into [43,074] shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into 43,478 shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.99% (see Item 4)*
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            CO
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows
(6), (8) and (9).

CUSIP No. 30024B203                  13G                   Page 3 of 10 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
STOCK         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into 43,478 shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into 43,478 shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into 43,478 shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.99%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 30024B203                  13G                   Page 4 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into 43,478 shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

1,450,794 shares of Common Stock

$10,000 principal amount of Senior Convertible Notes due 12/21/2011 convertible into 43,478 shares of Common Stock (see Item 4)*

Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

1,450,794 shares of Common Stock

 $10,000 principal amount of Senior Convertible Notes due 12/21/2011 c onvertible into 43,478 shares of Common Stock (see Item 4)*

 Warrants to purchase up to 224,614 shares of Common Stock, which expire on 7/29/15 (see Item 4)*

 Warrants to purchase up to 434,783 shares of Common Stock, which expire on 11/21/16 (see Item 4)*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.99% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common
Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 30024B203                  13G                   Page 5 of 10 Pages
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Item 1.

(a)   Name of Issuer

           Evergreen Energy, Inc., a Delaware corporation (the "Company")

(b)   Address of Issuer's Principal Executive Offices

           	1225 17th Street
		Suite 1300
		Denver, CO 80202

Item 2(a).  Name of Person Filing

	This statement is filed by Hudson Bay Master Fund Ltd., Hudson Bay Capital Management, L.P. (the "Investment Manager") and Mr. Sander Gerber
("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Investment Manager and Mr. Gerber is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

      The address of the principal business office of Hudson Bay Master Fund Ltd. is:

      Walkers SPV Limited, Walker House
      PO Box 908GT, Mary Street
      Georgetown, Grand Cayman
      Cayman Islands

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      	30024B203
CUSIP No. 30024B203                  13G                   Page 6 of 10 Pages
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Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of
1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	On the date of the event which requires the filing of this
Schedule 13G, each of the Reporting Persons may have been deemed to be the beneficial owner of more than five percent of the shares of Common Stock.
The Company's quarterly report on Form 10-Q filed on November 21, 2011, for the quarterly period ended September 30, 2011, indicates that the total number of outstanding shares of Common Stock was 27,694,820 on
November 17, 2011. The percentages set forth on Row (ll) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock, takes into account shares of Common
Stock issued by the Company pursuant to the terms of the Senior Convertible Notes and assumes the conversion of the reported Senior Convertible Notes (the 'Reported Notes') and the exercise of the reported warrants
(the 'Reported Warrants'), in each case subject to the applicable Blocker
(as defined below). The Senior Convertible Notes are convertible into shares of Common Stock, under certain circumstances, at the election of the holder thereof either (i) at the Conversion Price (as defined in such Senior Convertible Notes) or (ii) at 80% of the closing bid price of the Common Stock on the trading day immediately preceding the conversion. The number of shares of Common Stock into which the Reported Notes is convertible that is disclosed on rows (6), (8) and (9) of the Reporting Persons' cover pages is determined based on the closing bid price of the Common Stock on the trading day immediately preceding the date of the filing of this
Schedule 13G, which is the lower of clauses (i) and (ii) above.
CUSIP No. 30024B203                  13G                   Page 7 of 10 Pages
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	Pursuant to the terms of the Reported Notes, the Reporting Persons cannot convert any of the Reported Notes until such time as the Reporting Persons would not beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker"). In addition, pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blocker" and collectively with the 9.99% Blocker, the "Blocker").

	The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Each of Hudson Bay Master Fund Ltd. and Mr. Gerber disclaims beneficial ownership of these securities. Hudson Bay Master Fund Ltd. is named as Reporting Person herein solely to report the securities held in its name.


Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.
CUSIP No. 30024B203                 13G                   Page 8 of 10 Pages
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Item 10.    Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of November 30, 2011, by and among Hudson Bay Master Fund, Ltd., Hudson Bay Capital Management, L.P., and Sander Gerber.

CUSIP No. 30024B203                   13G                  Page 9 of 10 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 30, 2011


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	 Sander Gerber
Title: Authorized Signatory


HUDSON BAY MASTER FUND LTD
By: Hudson Bay Capital Management, L.P.
Investment Manager
By: /s/ Sander Gerber
Name:	 Sander Gerber
Title: Authorized Signatory



/s/ Sander Gerber
SANDER GERBER

CUSIP No. 30024B203                 13G                   Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, par value $0.00000002 per share, of Marshall Edwards, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of November 30, 2011


HUDSON BAY MASTER FUND LTD			HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: Hudson Bay Capital Management, L.P.	By: /s/ Sander Gerber
							Name:	 Sander Gerber
Investment Manager				Title: Authorized Signatory
By: /s/ Sander Gerber
Name:	 Sander Gerber
Title: Authorized Signatory




/s/ Sander Gerber
SANDER GERBER







DOC ID-17730909.3